Exhibit 99.1

SearchMedia Provides Business Update; Integration Program; Recent Corporate Actions

Provides Update on Recent Corporate Actions

Shanghai, China, May 4, 2012 — SearchMedia Holdings Limited (“SearchMedia” or the “Company”) (NYSE Amex: IDI, IDI.WS) today announced recent corporate actions designed to eliminate significant cash obligations of the Company and better align the interests of our subsidiaries and shareholders.

Subsidiary Integration Equity Program: The Company’s Board of Directors has approved and authorized a capped pool of 7 million common shares to be issued to certain former owners of SearchMedia’s acquired entities (“Integration Program”) for the sole purpose of converting and eliminating all or substantially all of the outstanding earnout liabilities of the Company which was $39.2 million as of June 30, 2011 (the “Earnout Obligations”).

Integration of Acquired Entities: In addition to eliminating the Earnout Obligations from the Company’s balance sheet, the secondary purpose of this Integration Program is to further align the interest of our subsidiaries and shareholders and provide additional incentives for new concessions that benefit all of our operations as a group, as well as enhance the Company’s liquidity and capitalization. We expect that the Earnout Obligations will be fully eliminated within the 2nd Quarter 2012, and that we do not need to fully utilize the shares in the Integration Program as a result of previous corporate restructuring actions undertaken to further improve performance and terminate operations which are not likely to be profitable for the Company going forward. We expect to issue the shares upon completion of the Company’s audit for the year ended December 31, 2011.

Recent Share Issuances: In the last quarter of 2011, 0.8 million common shares of the Company at an average per share price of $6.90 were issued to certain subsidiaries, namely Qingdao Kaixiang Advertising Co. Ltd., Wuxi Ruizhong Advertising Co. Ltd. and Ad-Icon Company Limited in settlement of $5.2 million of earnout obligations.

Divestiture of Subsidiary: As part of this initiative and based on a study of the performance and projections of Zhejiang Continental Advertising Co. Ltd. (“Continental”), the Company has agreed to divest Continental back to its previous owners and eliminate the related earnout liability of $17 million in exchange for the issuance of 1 million shares of SearchMedia at a price of $2.00 per share. As of May 2, 2012, Continental’s operating results will no longer form part of the Company’s consolidated financial statements. The Company believes that the cost savings from not carrying out the remaining earnout obligations pursuant to the acquisition agreement for Continental frees up the Company’s resources for use in other more promising opportunities.

Through the divestiture of Continental and the recent share issuances to certain subsidiaries, the Company has materially reduced its outstanding Earnout Obligations from $39.2 million to $16 million while focusing on its remaining subsidiaries to build shareholder value. In addition, the improved liquidity and capitalization following these corporate actions will better allow the Company to embark on new out-of-home media initiatives and nationwide concessions. Upon the completion of the Continental transaction, the common shares outstanding for the Company will be 18.1 million. Upon completion of the Integration Program, the Company anticipates the share count to be in the range of 21 to 22 million shares and the remaining Earnout Obligations will be eliminated. By way of comparison, as of Dec 31, 2011 there were 21.7 million common shares of the Company outstanding, prior to the completion of the settlement with certain predecessor shareholders of the Company.

Chairman of the Board of Directors of the Company Robert Fried commented, “We expect the share issuances will not only eliminate substantially all of our earnout liability, but will better align the interests of our subsidiaries and shareholders.” Chief Executive Officer Peter Tan commented, “In addition to the points raised by Rob, these milestone corporate actions allow us to better position the Company for new significant nationwide, traditional and new media concessions, which we expect to announce later this quarter. I also intend to deepen our shareholder base amongst Asian investors.”

About SearchMedia
SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China. SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its transit advertising platform, which together enable it to provide multi-platform, “one-stop shop” services for its local, national and international advertising clients. Learn more at www.searchmediaholdings.com.

Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. Potential risks and uncertainties include, but are not limited to, whether we fully convert and eliminate all remaining earnout obligations; whether the subsidiary earnout obligations will be fully eliminated by the 2012 second quarter; whether the issuance of the shares will achieve its desired results; whether the Company can execute its business strategy in capturing new nationwide concessions; integration of subsidiaries; the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:
Paul Conway, 0118613918844646
ir@searchmediaholdings.com